UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

MAGELLAN GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

 (Title of Class of Securities)

    559078 100

 (CUSIP Number)

John Power, President/Director
2010A Harbison Drive # 312, Vacaville, CA  95687
                  (707)  884-3766  (tel)

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

              April 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559078 100

(1) Names of Reporting Persons, S.S. or I.R.S. Identification Nos. of Above Persons

     JOHN C. POWER

(2) Check the Appropriate Box if a Member (a) [ x  ] of a Group* (b) [   ]

(3) SEC Use Only

(4) Source of Funds*      IN

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6) Citizenship or Place of Organization

     U.S.A.

Number of Shares	(7) Sole Voting Power 10,464,300
Beneficially Owned	(8) Shared Voting Power 0
by Each Reporting	(9) Sole Dispositive Power 10,464,300
Person With	(10)Shared Dispositive Power 0

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

       10,464,300

(12) Check if the Aggregate Amount in the Row (11) Excludes Certain Shares* [ ]

(13) Percent of Class Represented by Amount in Row (11)      25.8%

(14) Type of Reporting Person*              IN

          *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER

           The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Magellan Gold Corporation, a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive # 312, Vacaville, CA  95687.

ITEM 2.  IDENTITY AND BACKGROUND

             (a)-(c)     John C. Power, 60 Sea Walk Drive, P O Box 114, Sea Ranch CA  95497 is President and the sole Director of the Company.

             (d)-(f)     The natural person referred to above is a United States Citizen.  During the last five years, he has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Effective September 2010, the Company issued 10,000,000 founder shares of common stock to John C. Power in consideration of $.0025 per share:

Additionally, Mr. Power received an aggregate of 460,550 shares as a result of a spin-off dividend of the Company’s shares owned by Athena Silver Corporation and pursuant to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, SEC File No. 333-174287, (the “Registration Statement”) which was declared effective by the SEC on August 10, 2011.

Additionally, Mr. Power became the beneficial owner of an aggregate of 2,000 shares as a result of a spin-off dividend of the Company’s shares owned by Athena Silver Corporation and pursuant to the Company’s Pre-Effective Amendment No. 2 to Registration Statement on Form S-1, SEC File No. 333-174287, (the “Registration Statement”) which was declared effective by the SEC on August 10, 2011.

Mr. Power also is the beneficial owner of 1,750 shares.

ITEM 4.  PURPOSE OF TRANSACTION

             The securities of the Company were acquired by Mr. Power for investment.  Mr. Power reserves the right to acquire additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)     At the close of business on April 17, 2012, Mr. Power would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 10,464,300 shares, consisting of 10,462,300 shares owned individually and 2,000 shares held by John C. Power as custodian for Robert Henry Josiah Power, a minor.  The securities represent 25.84% of the issued and outstanding shares of common stock of the Company.  The foregoing is based upon 40,500,000 shares of common stock issued and outstanding as of the date of this report.

         (b)     Mr. Power has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

         (c)     Mr. Power has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

          (d)     Not applicable

          (e)     Not applicable

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
               RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Not applicable

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 20, 2012 (Date)
__/s/ John C. Power_ (Signature)
John C. Power (Name/Title)

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